Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Aralez Pharmaceuticals Inc. for the resale, from time to time, of up to 3,758,617 common shares of Aralez Pharmaceuticals Inc. no par value per share by the selling shareholders identified in this prospectus and to the incorporation by reference therein of our reports dated March 15, 2016, with respect to the balance sheet of Aralez Pharmaceuticals Inc. and the effectiveness of internal control over financial reporting of Aralez Pharmaceuticals Inc. and the consolidated financial statements of POZEN Inc. and the effectiveness of internal control over financial reporting of POZEN Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

March 18, 2016	/s/ Ernst & Young LLP

Raleigh, North Carolina